4Q25 Investor Presentation

January 14, 2026

United Community Banks, Inc.


United
Community

Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this Investor Presentation can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2024, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", "noninterest expense – operating," "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets."

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. Further, United's management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.



United Community Banks, Inc.

Company Overview

$28.0	$23.8	$19.4	13.4%
BILLION IN TOTAL ASSETS	BILLION IN TOTAL DEPOSITS	BILLION IN TOTAL LOANS	CET1 RBC(1)

$0.25	$3.4	199
QUARTERLY COMMON DIVIDEND	BILLION IN AUM	BANKING OFFICES ACROSS THE SOUTHEAST



MEMPHIS
JACKSON
NASHVILLE
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
CHARLOTTE
FAYETTEVILLE
WILMINGTON
CHATTANOOGA
HUNTSVILLE
GREENVILLE
FLORENCE
MYRTLE BEACH
COLUMBIA
ATHENS
ATLANTA
AUGUSTA
BIRMINGHAM
TUSCALOOSA
MACON
CHARLESTON
HILTON HEAD
COLUMBUS
SAVANNAH
MONTGOMERY
ALBANY
DOTHAN
VALDOSTA
MOBILE
PENSACOLA
TALLAHASSEE
PANAMA CITY
JACKSONVILLE
ORLANDO
TAMPA
SARASOTA
FORT LAUDERDALE
NAPLES
MIAMI
TN
NC
SC
GA
AL
FL
UCBI Banking Offices



Regional Full-Service Branch Network
National Navitas and SBA Markets

#1 IN CUSTOMER SATISFACTION
with Consumer Banking in the Southeast in 2025
Plus #1 in Trust and People
- J.D. Power

BEST BANK AWARDS
5 awards for outstanding performance in small business and middle market banking in 2025
- Coalition Greenwich

BEST BANKS TO WORK FOR
in 2025 for the ninth consecutive year
- American Banker

Premier Southeast Regional Bank – Celebrating 75 Years of Exceptional Service

- Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- 189 branches, 10 LPOs, and 5 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

Extended Navitas and SBA Markets

- Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment financing provider
- SBA business has both in-footprint and national business (4 specific verticals)

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) 4Q25 regulatory capital ratio is preliminary

4Q25 Highlights

$0.70 Diluted earnings per share – GAAP
$0.71 Diluted earnings per share – operating[1]
   13% Year-over-year improvement

1.21% Return on assets – GAAP
1.22% Return on assets – operating[1]
   14 bps Year-over-year improvement

1.76% Cost of deposits
   44 bps Year-over-year improvement
26% DDA / total deposits

11% Year-over-year revenue growth
9.5% Return on common equity – GAAP
13.3% Return on tangible common equity – operating[1]

54.4% Efficiency ratio – GAAP
54.2% Efficiency ratio – operating[1]
   99 bps Year-over-year improvement

$22.24 TBV per share[1]
   11% Annual growth
3.62% Net interest margin
   36 bps Year-over-year improvement





(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Annual Highlights

$2.62 Diluted earnings per share – GAAP
$2.71 Diluted earnings per share – operating[1]
18% Year-over-year improvement

1.17% Return on assets – GAAP
1.20% Return on assets – operating[1]
18 bps Year-over-year improvement

1.94% Cost of deposits
36 bps Year-over-year improvement
27% DDA / total deposits

12% Year-over-year revenue growth
9.1% Return on common equity – GAAP
13.3% Return on tangible common equity – operating[1]

55.5% Efficiency ratio – GAAP
54.5% Efficiency ratio – operating[1]
264 bps Year-over-year improvement

$22.24 TBV per share[1]
11% Annual growth
3.52% Net interest margin
23 bps Year-over-year improvement





(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Outstanding Deposit Franchise

Consistent Deposit Portfolio Growth



$ in millions

	4Q24	1Q25	2Q25	3Q25	4Q25
Public Funds	3,246	3,160	2,927	2,848	3,140
Brokered	168	161	156	156	175
Consumer	11,459	11,597	11,758	11,797	11,713
Commercial	8,588	8,844	9,122	9,220	8,770

■ Commercial ■ Consumer ■ Brokered ■ Public Funds

Customer Deposit Growth

- On an end of period basis, customer deposits declined by $242 million, or 4.1% annualized, from 3Q25

- On an average basis, customer deposits grew by $302 million, or 5.1% annualized, from 3Q25

- Public funds of $3.1 billion were up $293 million from 3Q25, primarily driven by seasonality

- On an end of period basis, noninterest-bearing DDA declined $192 million from 3Q25. On an average basis, noninterest-bearing DDA grew $27 million from 3Q25

Deposit Costs Improved 21 bps in 4Q25



40% Cumulative Total Deposit Beta

	4Q23	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Fed Target Average Lower Bound	5.26%	5.25%	5.18%	4.58%	4.25%	4.25%	4.21%	3.77%
United Cost of Deposits	2.03%	2.35%	2.35%	2.20%	2.05%	2.01%	1.97%	1.76%

■ Fed Target Average Lower Bound □ United Cost of Deposits

Deposit Costs Continue to Trend Down

- Cumulative non-maturity IB deposit beta of 59% through 4Q25

- Time deposits ran off at 3.62% while new volume came on at 3.14% in 4Q25



Loan Growth

Consistent Loan Portfolio Growth



$ in millions

+7%

$18,176 — 4Q24
$18,425 — 1Q25
$18,921 — 2Q25
$19,175 — 3Q25
$19,384 — 4Q25

■ Loans Excl. Acquired   ■ Acquired Loans (ANB)

4Q25 Total Loans $19.4 Billion[1]



- C&I 43%
- CRE 25%
- Residential Mortgage 16%
- Home Equity 7%
- Commercial Construction 6%
- Residential Construction 1%
- Other Consumer 1%

Quarter Highlights

- Loan growth of $209 million or 4.4% annualized from 3Q25
- Strong loan growth in targeted segments
    - HELOC growth of $67 million, or 21% annualized, in 4Q25
    - C&I growth was 13% annualized in 4Q25, including $94 million, or 10% annualized, in Owner Occupied CRE [1] and $103 million, or 16% annualized, in all other C&I
- Construction and CRE ratios as a percentage of total RBC were 46% and 198%, respectively

Annual Highlights

- Loans grew $1.2 billion or 6.6% from 4Q24
    - Excluding the impact of acquired ANB balances, loans grew 5.0% from 4Q24
    - Growth was balanced across products, with Commercial & Industrial, Owner Occupied CRE[1], and Equipment Finance all up 11% year over year

Note: C&I includes Commercial & Industrial and Owner Occupied CRE
Consumer includes Mortgage, HELOC, and Other Consumer

(1) 4Q25 included a preliminary reclass from Commercial Construction to Investor CRE ($400 million) and Owner Occupied CRE ($80 million). Growth rates presented above are adjusted for the reclassification.



Balance Sheet Strength – Liquidity and Capital

Loans / Core Deposits %



- Substantial balance sheet liquidity and strong regulatory capital and tangible common equity ratios
- Redeemed $35 million of senior debt with 6.00% rate in 4Q25
- Strategic shift toward higher-earning assets increased loan to deposit ratio in 4Q25
  - Loans increased $209 million in 4Q25 while investment securities decreased $175 million
- Substantially all bank funding comes from core deposit base
  - DDA comprises 26% of customer deposits

Tangible Common Equity / Tangible Assets %



Common Equity Tier 1 RBC %*



*4Q25 regulatory capital ratio is preliminary



Capital Ratios

Risk-Based Capital Ratios



Q4 Actions

- Repurchased $30 million of common stock (1.0 million shares) in 4Q25 at average price of $29.84 per share
- Board approved common share repurchase authorization of $100 million for 2026
- Quarterly common dividend of $0.25 per share, up 4% vs. prior year

Tangible Book Value Per Share



Capital Ratios

- CET1 remains above peers at 13.4%
- Leverage ratio increased 2 bps to 10.28%, as compared to 3Q25
- TCE of 9.92% increased 21 bps from 3Q25 and 95 bps from 4Q24

*4Q25 regulatory capital ratios are preliminary

Net Interest Revenue / Margin[1]

Net Interest Revenue & Net Interest Margin



$ in millions

+36 bps

- Net interest revenue increased $4.3 million from 3Q25. Net interest revenue for full year 2025 was up 10% compared to full year 2024
- Net interest margin of 3.62% was up 4 bps from 3Q25, primarily due to improved funding costs
- Purchased loan accretion totaled $3.9 million and contributed 6 bps to the margin, down 2 bps from 3Q25
- Back book repricing of assets below current market pricing continues to be a tailwind. Over the next 12 months, $1.4 billion in fixed-rate assets with an average rate of 4.90% will contractually reprice or mature
- Short CD duration, with 39% of the $3.7 billion book maturing in the next 3 months at 3.32% average rate

4Q25 NIM Up 4 bps



Yields & Costs



(1) Net interest margin is calculated on a fully taxable equivalent basis



Noninterest Income



$ in millions

Chart data ($ in millions):

	4Q24	1Q25	2Q25	3Q25	4Q25
Total	$40.5	$35.7	$34.7	$43.2	$40.5
Other	$13.9	$14.1	$12.8	$17.6	$15.9
Loan Sale Gains	$1.6	$1.4	$2.0	$2.4	$2.1
Brokerage / Wealth Mgmt	$4.7	$4.5	$4.4	$4.8	$5.2
Mortgage	$9.7	$6.1	$5.4	$7.1	$6.5
Service Charges	$10.6	$9.5	$10.1	$11.4	$10.7

Legend: ■ Service Charges ■ Mortgage ■ Brokerage / Wealth Mgmt ■ Loan Sale Gains ■ Other

Linked Quarter

- Noninterest income decreased $2.8 million from 3Q25
  - Mortgage fees decreased, primarily due to a positive MSR mark of $0.3 million in 4Q25 vs. a positive MSR mark of $0.8 million in 3Q25
  - Loan sale gains of $2.1 million decreased $0.3 million from 3Q25
    - Sold $14.4 million of SBA loans and $41.6 million of Navitas loans
  - Other income decreased $1.7 million, primarily due to the absence of elevated unrealized equity investment gains that occurred in the prior quarter

Year-over-Year

- Noninterest income is flat compared to 4Q24
  - Mortgage fees decreased, primarily due to a positive MSR mark of $0.3 million in 4Q25 vs. a positive MSR mark of $3.5 million in 4Q24
  - Wealth Management increased $0.6 million driven by higher brokerage fees
  - Loan sale gains increased $0.6 million
  - Other income increased $2.0 million, including a $0.9 million increase in customer swap income, $0.5 million higher Treasury Management income, and $0.5 million higher BOLI income

Noninterest Expense

Efficiency Ratio



- 4Q25 operating efficiency ratio of 54.2%
- Operating efficiency ratio improved 99 bps from 4Q24, with improvement driven by positive operating leverage

Noninterest Expense

$ in millions



- GAAP noninterest expense increased $1.2 million compared to the prior quarter
- Operating noninterest expense increased $4.0 million compared to the prior quarter, including $1.5 million in higher group insurance costs
- GAAP noninterest expense increased $9.0 million year over year
- Operating noninterest expense increased $10.6 million year over year primarily driven by a $6.8 million increase in compensation expense, including higher variable compensation reflecting strong business performance, and smaller increases in various other expense categories

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

12



Credit Quality



Net Charge-Offs as % of Average Loans



- 4Q25 net charge-offs of $16.4 million, or 0.34% of average loans, up $8.7 million from 3Q25
  - Increase primarily driven by two C&I credits, of which $5 million was already specifically reserved
- Annual net charge-offs of $41.9 million, or 0.22% of average loans, improved from $57.7 million, or 0.32% of average loans, in the prior year
- Nonperforming assets improved $4.4 million during the quarter and were 0.48% of total loans, down 3 bps from 3Q25
- Past due loans were 0.23% of total loans, flat to 3Q25
- Higher-risk loans, defined as special mention plus substandard accruing, were 3.2%, up slightly from 3Q25

Nonperforming Assets & Past Due Loans as a % of Total Loans



Special Mention & Substandard Accruing Loans as a % of Total Loans



(1) Includes 24 basis points of expected lifetime losses related to the 3Q24 sale of manufactured housing loans

Allowance for Credit Losses

Allowance for Credit Losses (ACL) by Product

$ in thousands	4Q24 Reserve Amount	4Q24 ACL / Loans	3Q25 Reserve Amount	3Q25 ACL / Loans	4Q25 Reserve Amount	4Q25 ACL / Loans
Owner Occupied CRE	19,873	0.58 %	20,659	0.56 %	23,044	0.60%
Income Producing CRE	41,427	0.95 %	46,211	1.02 %	42,878	0.88%
Commercial & Industrial	35,441	1.46 %	44,481	1.72 %	43,269	1.60%
Commercial Construction	16,370	0.99 %	13,841	0.80 %	11,323	0.91%
Equipment Financing	47,415	2.85 %	45,104	2.49 %	45,852	2.48%
Residential Mortgage	32,259	1.00 %	31,273	0.98 %	29,241	0.93%
Home Equity	11,247	1.06%	11,356	0.91 %	11,849	0.90%
Residential Construction	1,672	0.94 %	1,767	0.99 %	1,799	0.94%
Manufactured Housing (1)	450	26.12 %	--	--	--	--
Consumer	844	0.45 %	1,099	0.57 %	1,174	0.63%
ACL - Loans	**206,998**	**1.14 %**	**215,791**	**1.13 %**	**210,429**	**1.09%**
ACL - Unfunded	10,391		12,485		15,091	
Total ACL	**$217,389**	**1.20 %**	**$228,276**	**1.19 %**	**$225,520**	**1.16%**

Allowance for Credit Losses (ACL)



$ in millions
$10
$11
$12
$12
$15
1.20%
1.21%
1.21%
1.19%
1.16%
$207
$212
$217
$216
$210
4Q24
1Q25
2Q25
3Q25
4Q25
ACL - Loans
ACL - Unfunded
ACL - Allowance for Credit Losses / Loans %

- Provision of $13.7 million, up $5.8 million from 3Q25
  - Hurricane-related special reserve fully released in 4Q25, down from $1.9 million in 3Q25
- Allowance coverage of 1.16%, down slightly from prior quarter
- Baseline economic scenario in 4Q25 has a generally similar outlook from the prior quarter

(1) In 2025, manufactured housing loans were included in consumer loans

4Q25 INVESTOR PRESENTATION
Exhibits



Cultural Foundations of United Community

Our Story

Founded 75 years ago as Union County Bank, United Community has stayed true to its roots by prioritizing service. We continue to embrace our small-town, personal touch while offering a comprehensive range of personal and business banking services.

Our Core Values



Team
We play to win together as a team



Truth
We want to see things as they are, not as we want them to be



Trust
We trust in people



Caring
We treat our customers, and each other, the way that we would want to be treated

Our Vision   To Be a Legendary Bank

Our Purpose   To Build Communities

Our Accolades



Best Consumer Bank for Customer Satisfaction in the Southeast Region, 9 out of the last 11 years, including **#1 in People and #1 in Trust** in 2025



Best Bank for middle market and small business banking for 9 years

AMERICAN BANKER.

Best Bank to Work For in 2025 for the 9th consecutive year



Average Deposit Costs

$ in billions; rates annualized	4Q24		1Q25		2Q25		3Q25		4Q25	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$6.3	N/A	$6.2	N/A	$6.4	N/A	$6.4	N/A	$6.4	N/A
NOW	$6.3	2.65%	$6.1	2.47%	$6.1	2.45%	$5.8	2.39%	$6.1	2.08%
MMDA	$6.5	3.31%	$6.6	3.05%	$6.6	2.99%	$6.9	2.91%	$7.0	2.51%
Savings	$1.1	0.23%	$1.1	0.23%	$1.2	0.49%	$1.1	0.23%	$1.1	0.18%
Time	$3.5	3.90%	$3.4	3.63%	$3.5	3.47%	$3.7	3.43%	$3.7	3.29%
Total Interest-Bearing	**$17.4**	**3.00%**	**$17.3**	**2.79%**	**$17.5**	**2.73%**	**$17.5**	**2.68%**	**$17.8**	**2.39%**
Total Deposits	**$23.7**	**2.20%**	**$23.5**	**2.05%**	**$23.8**	**2.01%**	**$23.9**	**1.97%**	**$24.2**	**1.76%**

Navitas Performance

Navitas Portfolio

$ in millions



- Navitas represents 9.5% of total loans
- Navitas ACL / Loans of 2.48%
- Navitas net charge-offs of $5.1 million, or 1.11% annualized, in 4Q25
  - Of the $5.1 million in NCOs, $0.9 million came from the Long Haul Trucking segment as the book shrank to just $15 million
  - Excluding Long Haul Trucking losses, Navitas losses were 0.91% of total Navitas loans

Net Charge-Offs & Weighted Average FICO Scores



Navitas Portfolio Concentrations by State



Mortgage Activity Trends

Mortgage Locks & Sales

$ in millions



- Rate locks were $319 million, down $58 million from 3Q25, primarily driven by seasonality
- Sold $171 million of loans in 4Q25, approximately flat to 3Q25
- 76% of locked loans were fixed-rate mortgages, which were either sold in 4Q25 or are contemplated to be sold once closed

Mortgage Funded Volume

$ in millions



- Surpassed $1 billion in funded mortgage volume in 2025
- At 78% of funded volume, purchases remained the primary driver of mortgage activity, compared to 22% refinance volume

Footprint Focused on High-Growth Southeast MSAs



Top 10 MSAs - % of Total Deposits



Rome, GA
2.0%
Myrtle Beach, SC
2.1%
Orlando, FL
2.1%
Knoxville, TN
2.8%
Gainesville, GA
3.4%
Raleigh, NC
3.9%
Nashville, TN
4.7%
Miami, FL
5.9%
Greenville, SC
8.4%
Atlanta, GA
22.3%

Fastest Growing Major Southeast MSAs [(1)]	UCBI's % of Total Deposits	'26 – '31 Proj. Pop. Growth %	'26 – '31 Proj. HHI. Growth %
1) Jacksonville, FL	0.78%	8.79	9.73
2) Orlando, FL	2.11%	8.32	14.57
3) Raleigh, NC	3.92%	8.28	13.27
4) Charlotte, NC	1.72%	7.18	13.18
5) Tampa, FL	0.09%	6.74	14.76
6) Greenville, SC	8.44%	6.65	14.29
7) Nashville, TN	4.67%	5.72	14.70
8) Miami, FL	5.90%	5.67	17.49
9) Atlanta, GA	22.30%	4.21	11.42
10) Richmond, VA	--	3.99	11.92
11) Washington, DC	--	2.80	8.79
12) Louisville, KY	--	2.61	11.07

United MSA Presence

Fastest Growing Mid-Sized Southeast MSAs [(2)]	UCBI's % of Total Deposits	'26 – '31 Proj. Pop. Growth %	'26 – '31 Proj. HHI. Growth %
1) Winter Haven, FL	--	10.89	16.49
2) Port St. Lucie, FL	0.16%	10.15	16.41
3) Sarasota, FL	0.15%	9.84	13.25
4) Daytona Beach, FL	--	8.49	14.36
5) Fort Myers, FL	--	8.45	13.51
6) Melbourne, FL	0.16%	7.93	13.21
7) Huntsville, AL	1.29%	7.91	8.85
8) Fayetteville, AR	--	7.73	12.74
9) Charleston, SC	1.25%	7.48	13.25
10) Pensacola, FL	--	7.10	14.38
11) Durham, NC	--	5.11	12.79
12) Columbia, SC	0.22%	4.81	11.86
13) Knoxville, TN	2.77%	4.76	13.09
14) Winston-Salem, NC	0.00%	4.17	10.64
15) Chattanooga, TN	0.21%	3.75	10.20

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000



# Non-GAAP Reconciliation Tables
$ in thousands, except per share data

	4Q24		1Q25		2Q25		3Q25		4Q25	
Expenses										
Expenses - GAAP	$ 143,056		$ 141,099		$ 147,919		$ 150,868		$ 152,048	
Merger-related and other charges	(2,203)		(1,297)		(4,833)		(3,468)		(606)	
Expenses - operating	$ 140,853		$ 139,802		$ 143,086		$ 147,400		$ 151,442	
Diluted Earnings Per Share										
Diluted earnings per share - GAAP	$ 0.61		$ 0.58		$ 0.63		$ 0.70		$ 0.70	
Merger-related and other charges	0.02		0.01		0.03		0.02		0.01	
Deemed dividend on preferred stock redemption	-		-		-		0.03		-	
Diluted earnings per share - operating	$ 0.63		$ 0.59		$ 0.66		$ 0.75		$ 0.71	
Book Value Per Share										
Book value per share - GAAP	$ 27.87		$ 28.42		$ 28.89		$ 29.44		$ 30.17	
Effect of goodwill and other intangibles	(7.87)		(7.84)		(7.89)		(7.85)		(7.93)	
Tangible book value per share	$ 20.00		$ 20.58		$ 21.00		$ 21.59		$ 22.24	
Return on Tangible Common Equity										
Return on common equity - GAAP	8.40	%	7.89	%	8.45	%	9.20	%	9.48	%
Merger-related and other charges	0.20		0.12		0.42		0.29		0.05	
Deemed dividend on preferred stock redemption	-		-		-		0.34		-	
Return on common equity - operating	8.60		8.01		8.87		9.83		9.53	
Effect of goodwill and intangibles	3.52		3.20		3.47		3.73		3.78	
Return on tangible common equity - operating	12.12	%	11.21	%	12.34	%	13.56	%	13.31	%

Non-GAAP Reconciliation Tables

	4Q24		1Q25		2Q25		3Q25		4Q25	
Return on Assets										
Return on assets - GAAP	1.06	%	1.02	%	1.11	%	1.29	%	1.21	%
Merger-related and other charges	0.02		0.02		0.05		0.04		0.01	
Return on assets - operating	1.08	%	1.04	%	1.16	%	1.33	%	1.22	%
Return on Assets to Return on Assets - Pre-Tax, Pre-Provision										
Return on assets - GAAP	1.06	%	1.02	%	1.11	%	1.29	%	1.21	%
Income tax expense	0.30		0.29		0.31		0.38		0.37	
Provision for credit losses	0.16		0.23		0.17		0.11		0.19	
Return on assets - pre-tax, pre-provision	1.52		1.54		1.59		1.78		1.77	
Merger-related and other charges	0.03		0.01		0.07		0.05		0.01	
Return on assets - pre-tax, pre-provision - operating	1.55	%	1.55	%	1.66	%	1.83	%	1.78	%
Efficiency Ratio										
Efficiency ratio - GAAP	56.05	%	56.74	%	56.69	%	54.30	%	54.40	%
Merger-related and other charges	(0.87)		(0.52)		(1.85)		(1.25)		(0.21)	
Efficiency ratio - operating	55.18	%	56.22	%	54.84	%	53.05	%	54.19	%
Tangible Common Equity to Tangible Assets										
Equity to assets ratio - GAAP	12.38	%	12.56	%	12.86	%	12.78	%	12.99	%
Effect of goodwill and intangibles	(3.09)		(3.06)		(3.10)		(3.07)		(3.07)	
Effect of preferred equity	(0.32)		(0.32)		(0.31)		-		-	
Tangible common equity to tangible assets	8.97	%	9.18	%	9.45	%	9.71	%	9.92	%

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2023	2024	2025
Diluted Earnings Per Share			
Diluted earnings per share - GAAP	$ 1.54	$ 2.04	$ 2.62
Deemed dividend on preferred stock redemption	-	-	0.03
Bond portfolio restructuring loss	0.33	-	-
Loss on FinTrust (goodwill impairment)	-	0.03	-
Loss on sale of manufactured housing loans	-	0.18	-
Gain on lease termination	-	(0.02)	-
FDIC special assessment	0.06	0.01	-
Merger-related and other charges	0.18	0.06	0.06
Diluted earnings per share - operating	2.11	2.30	2.71
Book Value Per Share			
Book Value per share - GAAP	$ 26.52	$ 27.87	$ 30.17
Effect of goodwill and other intangibles	(8.13)	(7.87)	(7.93)
Tangible book value per share	$ 18.39	$ 20.00	$ 22.24
Return on Tangible Common Equity			
Return on common equity (GAAP)	5.34 %	7.07 %	9.12 %
Deemed dividend on preferred stock redemption	-	-	0.09
Bond portfolio restructuring loss	1.15	-	-
Loss on FinTrust (goodwill impairment)	-	0.11	-
Gain on lease termination	-	(0.05)	-
FDIC special assessment	0.22	0.04	-
Loss on sale of manufactured housing loans	-	0.61	-
Merger-related and other charges	0.62	0.19	0.23
Return on common equity - operating	7.33	7.97	9.44
Effect of goodwill and other intangibles	3.30	3.45	3.90
Return on tangible common equity - operating	10.63 %	11.42 %	13.34 %

Non-GAAP Reconciliation Tables

	2023		2024		2025	
Return on Assets						
Return on assets (GAAP)	0.68	%	0.90	%	1.17	%
Bond portfolio restructuring loss	0.15		-		-	
Loss on FinTrust (goodwill impairment)	-		0.02		-	
Gain on lease termination	-		(0.01)		-	
FDIC special assessment	0.03		0.01		-	
Loss on sale of manufactured housing loans	-		0.08		-	
Merger-related and other charges	0.08		0.02		0.03	
Return on assets - operating	0.94	%	1.02	%	1.20	%
Efficiency Ratio						
Efficiency ratio (GAAP)	60.09	%	60.24	%	55.46	%
Gain on lease termination	-		0.15		-	
Loss on FinTrust (goodwill impairment)	-		(0.53)		-	
FDIC special assessment	(1.05)		(0.18)		-	
Loss on sale of manufactured housing loans	-		(1.63)		-	
Merger-related and other charges	(2.87)		(0.90)		(0.95)	
Efficiency ratio - operating	56.17	%	57.15	%	54.51	%

Glossary

ACL – Allowance for Credit Losses	MH – Manufactured Housing
ALLL – Allowance for Loan Losses	MLO – Mortgage Loan Office
AOCI – Accumulated Other Comprehensive Income (Loss)	MMDA – Money Market Deposit Account
AUM – Assets Under Management	MTM – Marked-to-Market
BPS – Basis Points	MSA – Metropolitan Statistical Area
C&I – Commercial and Industrial	MSR – Mortgage Servicing Rights Asset
C&D – Construction and Development	NCO – Net Charge-Offs
CECL – Current Expected Credit Losses	NIM – Net Interest Margin
CET1 – Common Equity Tier 1 Capital	NOW – Negotiable Order of Withdrawal
CRE – Commercial Real Estate	NPA – Non-Performing Asset
DDA – Demand Deposit Account	OO CRE – Owner Occupied Commercial Real Estate
EOP – End of Period	PCD – Loans Purchased with Credit Deterioration
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FTE – Fully-Taxable Equivalent	RBC – Risk Based Capital
GAAP – Accounting Principles Generally Accepted in the USA	ROA – Return on Assets
HELOC – Home Equity Line of Credit	SBA – United States Small Business Administration
IBL – Interest-Bearing Liabilities	TCE – Tangible Common Equity
KRX – KBW Nasdaq Regional Banking Index	USDA – United States Department of Agriculture
LPO – Loan Production Office	YOY – Year over Year